Exhibit 99.1
28 December 2023
Tremor International Ltd
(“Tremor” or the “Company”)

Share buyback-transaction in own shares

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in data-driven video and Connected TV (“CTV”) advertising technology offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, announces that on 27 December 2023 it bought-back 70,965 ordinary shares of NIS0.01 each in the capital of the Company ("Ordinary Shares") in the AIM market at an average price of 204.677 pence per Ordinary Share. The Ordinary Shares were acquired through Cavendish Capital Markets Limited. pursuant to the Company’s Buyback Programme on the AIM market as announced on 18 December 2023 and will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

Total Voting Rights

For the purposes of the Financial Conduct Authority’s Disclosure and Transparency Rules, Tremor notifies the market that as at the date of this announcement, the Company’s issued share capital consists of 193,764,245 ordinary shares with a nominal value of NIS0.01 each (“Ordinary Shares”), along with 48,527,688 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 145,236,557.

The above figure of 145,236,557 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

PR Contact
Caroline Smith
VP, Communications, Nexxen
csmith@nexxen.com

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014. The Company confirms that it is no longer in possession of any unpublished price sensitive information.

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.